UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 01, 2019

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Total Voting Rights dated 01 April 2019
Exhibit No. 2	Director/PDMR Shareholding dated 09 April 2019
Exhibit No. 3	Director/PDMR Shareholding dated 10 April 2019
Exhibit No. 4	Response to Sherborne's letter to Shareholders dated 11 April 2019
Exhibit No. 5	Publication of Suppl.Prospcts dated 26 April 2019
Exhibit No. 6	Publication of Information Memorandum A$ programme dated 30 April 2019
Exhibit No. 7	Total Voting Rights dated 01 May 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: May 01, 2019

By: /s/ Karen Rowe --------------------------------
Karen Rowe
Assistant Secretary

Exhibit No. 1

Barclays PLC - Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 March 2019, Barclays PLC's issued share capital consists of 17,138,760,480 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure (17,138,760,480) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Lisa Bartrip	Tom Hoskin
+44 (0) 20 7773 0708	+44 (0) 20 7116 6927

Exhibit No. 2

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Janet Ashley
2	Reason for the notification
a)	Position/status	Person Closely Associated to Mike Ashley, Non-executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Receipt of Shares, credited as fully paid, by participation in the Barclays PLC Scrip Dividend Programme in lieu of cash dividend for the 2018 full year dividend
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.6406	1,595
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2019-04-05
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Dainton
2	Reason for the notification
a)	Position/status	Interim Global Head of Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	The trustee of the Barclays Group Share Incentive Plan notified Barclays PLC that it acquired and now holds Shares on behalf of the individual described above.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.61948	93
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-04-08
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Lisa Bartrip	Tom Hoskin
+44 (0)20 7773 0708	+44 (0)20 7116 4755

Exhibit No. 3

10 April 2019

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transactions by persons discharging managerial responsibility ("PDMRS") in ordinary shares of the Company with a nominal value of 25 pence each ("Shares"):

1.    the reinvestment of the full year dividend for 2018 by Barclays Global Nominee Limited, an independent nominee, the transaction having taken place on 8 April 2019;
2.    the reinvestment of the full year dividend for 2018 by the trustee of the Barclays Group Share Incentive Plan, the transaction having taken place on 8 April 2019; and
3.    the receipt of Shares pursuant to participation in the Barclays PLC Scrip Dividend Programme for the full year dividend for 2018, the transaction having taken place on 5 April 2019.

The number of Shares received by PDMRs and the transaction price of those Shares are as follows:

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tushar Morzaria
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2018 by Barclays Global Nominee Limited, an independent nominee.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£ 1.636 per share	44,331
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-04-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alistair Currie
2	Reason for the notification
a)	Position/status	Head of Corporate Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2018 by Barclays Global Nominee Limited, an independent nominee.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£ 1.636 per share	1,817
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-04-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Dainton
2	Reason for the notification
a)	Position/status	Interim Global Head of Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2018 by Barclays Global Nominee Limited, an independent nominee.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£ 1.636 per share	1,246
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-04-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Dainton
2	Reason for the notification
a)	Position/status	Interim Global Head of Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2018 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£ 1.619 per share	29
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-04-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Hammerstein
2	Reason for the notification
a)	Position/status	CEO, Barclays Bank UK PLC (subject to regulatory approval)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2018 by Barclays Global Nominee Limited, an independent nominee.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£ 1.636 per share	1,121
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-04-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Joseph McGrath
2	Reason for the notification
a)	Position/status	Global Head of Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2018 by Barclays Global Nominee Limited, an independent nominee.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£ 1.636 per share	1,250
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-04-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Laura Padovani
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2018 by Barclays Global Nominee Limited, an independent nominee.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£ 1.636 per share	2,422
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-04-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Laura Padovani
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2018 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£ 1.619 per share	21
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-04-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ashok Vaswani
2	Reason for the notification
a)	Position/status	Global Head of Consumer Banking and Payments
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2018 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£ 1.619 per share	147
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-04-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mike Ashley
2	Reason for the notification
a)	Position/status	Non-executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Receipt of Shares in a Self-Invested Pension Plan, credited as fully paid, pursuant to participation in the Barclays PLC Scrip Dividend Programme, in lieu of cash, for the full year dividend for 2018
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.6406	273
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-04-05
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Lisa Bartrip	Tom Hoskin
+44 (0)20 7773 0708	+44 (0)20 7116 4755

Exhibit No. 4

Barclays PLC ("Barclays" or the "Company")

Response to Sherborne Investors Management LP Letter to Shareholders of Barclays PLC

This announcement sets out Barclays' response to the letter released on 8 April 2019 by Sherborne Investors Management LP (collectively with other associated parties, "Sherborne"). The Board of Barclays strongly opposes Mr Bramson's appointment to the Board of Directors and unanimously recommends shareholders vote against the resolution requisitioned by Sherborne at the Barclays AGM on 2 May 2019.

The Board recognises that Barclays does not yet perform at the level at which it should. We are highly focused on business execution to deliver returns above our cost of equity. Another strategic overhaul is not what Barclays needs right now. We have engaged with Mr Bramson and will continue to do so. However, as Sherborne acknowledges, Mr Bramson does not need to be on the Board to make his observations and suggestions known to Barclays. His prior investments and our engagement with him suggest he would be a disruptive and uncollaborative influence on the Board.  He also does not possess the banking experience and skills that we are seeking to add to the Board.  Further, the Board believes that Sherborne's interests are not aligned with the wider shareholder base. For these reasons, which are set out below and in greater detail in the appendices to this announcement, the Board strongly opposes Mr Bramson's appointment.

There are two fundamental questions for shareholders to determine. One is whether it would be right, proper and helpful for Mr Bramson to join the Board of Barclays. The second, underlying, question is whether Barclays has the right strategy or whether it should adopt Mr Bramson's alternative, which is both unclear and based on multiple factual errors, as we highlight below.

On the first question, Mr Bramson is not someone the Board believes will help either as a Board member or as a colleague. We believe his letter demonstrates a preconceived viewpoint and a poor understanding of Barclays and its Corporate and Investment Bank ("CIB"). His criticisms of CIB performance are not new, nor have they been ignored. But Mr Bramson misunderstands the drivers of that business and his analysis is based on a flawed understanding of complex banking organisations and reaches conclusions that are inconsistent with the data.  The Company does not need another strategic overhaul, and the enormous execution risks this would entail.

Mr Bramson is not independent of view and cannot fulfil the position of being an objective representative of all shareholders on the Board. Sherborne's time-limited derivative position in Barclays limits its exposure to falls in our share price and narrows its investment horizon to a more near-term bias, fundamentally misaligning Mr Bramson's and Sherborne's interests with those of Directors and other shareholders.

Sherborne seeks in its resolution to bypass the nominations process, which is there for good governance reasons and provides a check on candidates' suitable experience, conflicts of interest, and likely impact on Board effectiveness. That process is particularly critical now given that, together with its Nominations Committee, Barclays' incoming Chairman is currently in the process of changing the composition of the Board, now that the restructuring of Barclays is complete.  We will have an informed and constructively challenging Board, balancing existing skills with greater banking experience, for the benefit of all shareholders. The election of Mr Bramson would be highly detrimental to this process, in our view a significant deterrent to the recruitment of Board candidates, and destabilising to senior management across all businesses. He has refused offers to engage properly with senior management, despite encouragement to do so. This behaviour is consistent with Mr Bramson's historical pattern, since 2003, of disregard for management and boards, where he and his associates have worked to achieve wholesale replacements of leadership teams in his "turnaround investments".

Turning to the second question, of strategy and performance, Barclays is in the middle of a multi-year programme to improve performance. The benefits of this focused execution are starting to be visible, with underlying return on tangible equity ("RoTE") increasing to 8.5% in 2018, up from 5.6% in 2017 and returns in the CIB improving to 7.1% in 2018, up from 5.7% in 20171. At the same time, Barclays has refocused and right-sized the CIB, resolved its major legacy conduct matters, implemented significant regulatory structural changes both in the UK and the US, embedded rigorous risk and control frameworks, and established the shared service model of Barclays Execution Services. We have set returns targets for 2019 and 2020 of RoTE of greater than 9% and greater than 10%, respectively, and we continue to target those returns.

Despite this progress, the Barclays Board and management know that much still remains to be done so that the Company generates sustainable returns above our cost of equity. In particular, the Board and management recognise that, whilst improved, the CIB does not yet generate adequate returns. The incoming Chairman, like his predecessor and the Board more broadly, has made it clear that Barclays welcomes challenge and recognises that the Group still has to demonstrate that it can consistently deliver profitable performance.

The Board believes that its extensive restructuring, as well as the investments it has been making in technology and talent, are the foundations for improved performance. But delivering and exceeding our returns targets will require continued tenacious execution from both management and the Board. There are no shortcuts; no quick fixes. Our progress to date is the result of a long-term focus, creating a sustainable foundation for generating increased returns from the business. Both the Board and management are focused on driving each and every business, at a granular level, to improve performance; this lies behind the recent changes to the executive team.

In summary, John McFarlane, Chairman, said:

"Shareholders will have received a request for Mr Bramson, representing a shareholder, to join the Board to promote a reduced investment by the Group in Barclays' CIB franchise. In considering this, shareholders need to appreciate how damaging this could be.  Essentially we have a leveraged investor seeking enhanced returns by disrupting the deliberations of the Board in favour of its specific interest.  One thing we do have in common with Mr Bramson is that we are well aware that returns from this business have been below our required return level, and we are taking the necessary steps to remedy this. For the avoidance of doubt, Barclays has no strategy to commit significantly more financial resources to its CIB. At the peak of the crisis, the balance sheet of Barclays Capital, the Company's investment banking operations at the time, was slightly more than £1.6 trillion. At year-end 2018, the balance sheet of Barclays International, which contains not only the CIB, but also our US retail, payments, and private banking businesses, was barely half that size at £862 billion. More recently, in the past year, underlying return on tangible equity has risen from 5.6% to 8.5%2, demonstrating progress. Further urgent work is taking place to bring the return to required levels. What we do not have in common with Mr Bramson is how this should be progressed, and we believe disruption to the proper functioning of the Board is not the way forward. Instead, we should continue with the work in hand and deliver what is in the interests of our shareholders as a whole, which is higher and appropriate returns, without unnecessary distraction from our strategy."

1 2017 excludes litigation and conduct, DTA re-measurement, and the loss on sale and impairment on Barclays' share in Barclays Africa Group Limited. 2018 excludes litigation and conduct
2 2017 excludes litigation and conduct, DTA re-measurement, and the loss on sale and impairment on Barclays' share in Barclays Africa Group Limited. 2018 excludes litigation and conduct

For further information, please contact:

Investor Relations	Media Relations
Lisa Bartrip	Tom Hoskin
+44 (0)20 7773 0708	+44 (0)20 7116 4755

About Barclays

Barclays is a transatlantic consumer and wholesale bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US. With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 83,500 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com

Appendix 1

The Board has given full consideration to Mr Bramson's candidature, but three primary reasons underpin the Board's opposition to Mr Bramson's appointment, and the experience of our meetings with Mr Bramson and Sherborne reinforces that opposition:

1.         The Board's recruitment priorities are focused on particular areas of expertise which Mr Bramson's appointment would not address

The Barclays Board provides constructive challenge to the management team. To do so in future and in light of the completion of the restructuring and focus on execution, the Board must now include more Directors with experience, amongst other things, in retail and consumer banking, markets businesses, payments, wholesale banking, and technology, whilst at the same time capturing the clear benefits of greater diversity. The Board acknowledges that some of these areas are under-represented at present, particularly bearing in mind the imminent departure of the current Chairman, and therefore the Nominations Committee led by the incoming Chairman has already commenced a rigorous recruitment process in these areas. The Board believes that the appointment of Mr Bramson to the Board would not address any of these experience gaps and, further, would not make the task of recruiting new Directors with the necessary skills any more straightforward. Mr Bramson has no relevant experience with an organisation of the scale and complexity of Barclays nor with Barclays' industry-specific regulatory considerations. For example, Foreign & Colonial Asset Management ("F&C"), one of Sherborne's prior investments, had a market capitalisation that is 1% of the size of Barclays' market capitalisation3 and F&C was not subject to the same regulation as a global systemically important financial institution ("G-SIFI"). Mr Bramson's inexperience is clearly demonstrated by some of the assertions made in Sherborne's letter, which we have addressed in Appendix 2.

2.         The effect of Mr Bramson as a Director would be disruptive and distract from the focus on execution, which is our priority

We believe that Mr Bramson's prior investments, including his track record with executive management teams and our experience of our engagement with him, suggest that he would be a disruptive and uncollaborative influence. The Barclays Board needs to be a place for constructive challenge and transparent working relationships. In this context, we note that there have been many meetings between Mr Bramson and various members of the Barclays Board and senior management. In none of these meetings has he chosen to express his detailed proposals. Indeed, in a meeting with the incoming Chairman five days before he commenced a round of presentations to our major shareholders, he stated that he was not prepared to share his views with us. Mr Bramson has also declined invitations to meet management other than the Group Chief Executive and Group Finance Director despite our belief that such further meetings could have helped the dialogue between Sherborne and Barclays and improved Mr Bramson's understanding of our balance sheet and businesses. Having said that, the Board and management remain very willing to continue to engage in dialogue with Mr Bramson and Sherborne with similar or more frequent regularity.

Sherborne suggests we consider a "judicious rebalancing of the CIB strategy", a vague concept contained in his letter to our shareholders suggesting selective shrinkage, but he fails to provide any details of what that might entail. He has also not addressed the associated significant costs, "stranded" risk weighted assets ("RWAs") and capital, impact on product interdependencies, operational inefficiencies, impaired returns and franchise degradation resulting from such a further investment bank shrinkage strategy, nor shown that he has even considered these adverse consequences.

The Board believes that the presence on the Board of Mr Bramson, or any other person that conducts himself or herself in this manner, would have a negative impact on the Company. It would impair our ability to retain and, where appropriate, attract the Board and management talent Barclays needs, talent that is vital in a business such as ours to the generation of increased and sustainable shareholder value.

3.         Sherborne's interests are not aligned with the wider shareholder base

Sherborne has accumulated a holding of c. 5.5% which gives it the right to put Mr Bramson's proposed appointment to the Board before shareholders for a vote. However, Sherborne's complex investment structure is leveraged and hedged, in large measure, by time-limited derivatives which contain its exposure to falls in our share price and narrow its investment horizon to a more near-term bias. This structure reduces Sherborne's exposure to the likely adverse effects of Mr Bramson's proposed course of action, which would in our view expose Barclays' performance to greater risk and constraints than the current strategy, whereas other shareholders generally would suffer the full potential downside consequences of his proposals. It also incentivises him to push for proposals which might only result in a short-term benefit, even if they are detrimental to shareholder value in the longer term. The Board further notes that the Sherborne incentive structure potentially affords it and Mr Bramson higher incentive rewards if its appointees achieve a Chair or Executive position at its chosen investments.

The Board needs to represent the interests of all shareholders. We do not see how the representative of a shareholder with a substantial hedge in place on the Company's shares would be an appropriate candidate to join the Board. Given the features of Sherborne's shareholding structure, the Board believes Sherborne's interests are simply not aligned to those of our shareholders generally, and Mr Bramson would not be independent.

3 Barclays' market capitalisation as at 10 April 2019 of £27,762m compared to F&C's market capitalisation at the time of Sherborne's investment of £320m, 17 August 2010

Appendix 2

Sherborne has also included in its letter a number of material inaccuracies and misunderstandings, some of which have previously been pointed out to Mr Bramson.  These errors reinforce the Board's view of both Mr Bramson's lack of qualifications and Sherborne's approach to the question of strategy and performance:

●          Sherborne is selective and misleading in describing Barclays' CIB positioning

●          Sherborne misrepresents the Company's balance sheet risk and recent performance

●          Sherborne misunderstands the drivers of the Company's valuation

SHERBORNE IS SELECTIVE AND MISLEADING IN DESCRIBING BARCLAYS' CIB POSITIONING

That Barclays' current strategy is "to commit significantly more resources to its CIB" - Sherborne Letter

In March 2016, Barclays set out its strategy for the next phase of Barclays' growth: to build on our strength as a diversified transatlantic consumer and wholesale bank, anchored in our two home markets of the UK and US, with global reach. Our diversified model is designed to be well balanced and to produce consistent and attractive returns through the economic cycle.

Barclays has made it very clear that it considers its CIB is at the right scale to be competitive globally with its investment banking peers.

Sherborne has incorrectly claimed that we have added more than £300 billion of assets to CIB and that this is representative of Barclays' "high leverage strategy", a claim based on nothing more than its own assertions. As we've previously explained to Mr Bramson, we have not added significant financial resources to the CIB, nor do we intend to do so:

●         The Group's overall assets have remained broadly consistent between 2015 and 2018 all while the Group's liquidity pool increased from £145 billion at year end 2015 to £227 billion at year end 2018; and

●        While total assets reported in Barclays International have increased by about £300 billion since 2015, £200 billion of that increase simply reflects the re-absorption of assets from Barclays Non-Core when it was closed in 2017, as set out to investors in our 2017 interim results. Non-Core was closed when the target RWA reduction was achieved. The  majority of the remainder relates to the GBP / USD FX rate decreasing from 1.48 in 2015 to 1.28 in 2018; treasury changes, including the regulatory required creation of Barclays International Treasury to ring fence liquidity pools; and growth in Consumer, Cards & Payments loans and advances.

In fact, contrary to Sherborne's argument that Barclays has committed significantly more financial resources to the CIB, RWAs in CIB have declined by 3% since we completed the majority of our restructuring in 2017 under the leadership of Jes Staley.  Barclays undertook a fundamental restructuring of its CIB to reposition it to ensure it was appropriately calibrated to serve our clients. That restructuring included:

●        Reducing the Group's RWAs by c. £90 billion partly through the establishment, run-down and closure of Barclays Non-Core with the majority of the RWA reduction coming from the investment banking business;

●        Refocusing the markets business, in particular our Fixed Income, Currencies and Commodities business ("FICC"), to concentrate on more capital-light, shorter-dated, standardised and cleared products;

●        Cutting underperforming segments such as the exit of cash equities businesses in Asia and Continental Europe and the closure of local investment banking operations in nine countries;

●        Combining the Corporate Bank with the Investment Bank to better facilitate growth and revenue synergy opportunities; and

●        Reducing overall Group costs by c. £6 billion since 2013.

Barclays' leverage has not "reached the practical maximum" as Sherborne states. We deploy leverage capacity in a prudent and profitable manner, adhering to our regulatory requirements. For instance, our fixed income financing business within CIB carries relatively high leverage exposure yet a low level of RWAs. Its income significantly exceeds its funding costs, driving a high and stable return on tangible equity. Arbitrarily reducing leverage exposure would, accordingly, force us to curtail that business, impairing shareholder returns, especially given Barclays' strength in the debt capital and fixed income markets.

Regarding our broader allocation of resources, Sherborne continues to ignore statements made as recently as our 2018 results, where the management of Barclays specifically outlined that incremental capital which has not been returned to our shareholders will be prioritised to our consumer businesses. There are significant opportunities to further digitise our consumer businesses in the UK, the US and Germany. We are investing to expand the product and service offering available to customers through these channels, including the payment-linked loyalty platform Bink, the Corporate Bank digital iPortal service, and retail payments expansion in Europe.

That "CIB's long-term competitive position remains strategically weak" - Sherborne Letter

Mr Bramson contends that the CIB is uncompetitive and in support presents an analysis based on the ratio of CIB revenue to CIB assets - a metric he denotes as "CIB revenue yield." His calculations, he states, show that Barclays' CIB revenue yield is comparatively low and this demonstrates that the business requires a strategic review.

Mr Bramson's analysis is, however, simplistic and flawed.  Focusing on CIB revenue yield (revenue / assets) for a bank involves a number of limitations:

●     Mr Bramson's focus on a revenue yield metric ignores the multiple constraints on the balance sheet of a G-SIFI like Barclays. Barclays needs to manage its financial resources in the most effective way, achieving a prudent and appropriate balance between both RWA and leverage exposure to maximise shareholder returns; and in this respect Common Equity Tier 1 ("CET1") is the principal metric Barclays manages to.

●     Mr Bramson's revenue yield metric is ineffective for comparing international banks' balance sheet productivity. Revenue yield metrics ignore the impact of differing accounting standards, a point that Sherborne acknowledges and tries to address in its letter. Those differing accounting standards result in inconsistent measures of balance sheet size for the same assets, which in turn impacts yield metrics like the one Mr Bramson focuses on. The impacts are not small. As an example of the magnitude of such accounting standard differences, derivatives netting is one of the key differences which, for Barclays, amounted to c. £200 billion4, approximately 20% of the Company's overall balance sheet.

If one was to consider a revenue yield metric, a more appropriate measure of balance sheet efficiency would be revenue on RWAs, a measure of RWA productivity. Barclays' Investment Bank benchmarks among the top half of global peers on this metric.

Ultimately, from a shareholder perspective, Barclays is focused on improving returns (as measured by RoTE) and making cash distributions which are aligned to the targets we have set.

In contrast to Mr Bramson's assertions, over the past three years, we have greatly strengthened Barclays' CIB. In evaluating the Company's options with respect to this business, the Board recognised that to generate shareholder value in this business, it was necessary to stabilise and optimise the franchise. Further shrinkage of the business would have been highly destructive of shareholder value due to capital and operational risk RWAs left stranded, the impact on product interdependencies, operational inefficiencies, and high execution costs (and risks), all of which would result in further impaired returns and franchise degradation, as a number of peers have discovered. For example, reducing our Group RWAs by c. £90 billion between 2014 and 2017 via Barclays Non-Core cost the Company c. £7.4 billion (c. 8.2% of RWAs)5. Having optimised the business, our strategy has:

●      Improved CIB's RoTE from 5.7% in 2017 to 7.1% in 20186

●      Competed strongly amongst the top tier of global investment banking. Our Banking franchise was the number two ranked bank in the UK in 2018 and we were the number one ranked European bank in the US for the 6th consecutive year in 2018; and

●      Increased market share in 2018 across each asset class in our markets business, whilst maintaining a stable level of RWAs in the business. Our markets business achieved revenue growth of 12% compared to 5% on average for the top five US investment banks and a 5% decline for European peers.

While we have made progress, much remains to be done to improve performance. Further work is needed and will only come through diligent execution. Mr Bramson does not dispute this and yet does not offer any alternative other than to suggest the Board "reconsider its strategy". Sherborne has failed to provide any details of what a "judicious rebalancing of the CIB strategy" may entail, nor shown that it has even considered the adverse consequences identified above.

Mr Bramson's analysis seems to ascribe underperformance in CIB to the markets business. The Board and management, however, are also focused on driving returns within our Corporate Banking business, where opportunity for improvement also exists. We are focused on improving productivity in the commercial lending book; adding incremental transactional banking services, which are less capital-intensive and build more consistent, annuity-like income; and reducing exposure or exiting relationships where we are not able to improve returns. This naturally takes time to flow through to returns, but progress in the CIB is not simply about the markets business and the Board and management are pursuing improvements in all areas.

SHERBORNE MISREPRESENTS THE COMPANY'S BALANCE SHEET RISK AND RECENT PERFORMANCE

That "the Group's parent company senior unsecured credit rating is notably the weakest among global peers and represents an increasingly imminent risk to shareholders and that the announcement of a potential downgrade at some point in the next market cycle is, Sherborne believes, a very likely catalyst for the need to raise new capital." - Sherborne Letter

Sherborne has focused solely on the Moody's ratings, omitting the ratings of Fitch and S&P which are A and BBB respectively for the holding company, in line with international peers. Further, the holding company ratings are only relevant for c. 8% of the Group's overall funding, as the majority of the Group's funding is in the form of deposits. We also maintain strong operating company ratings in line with international peers across all agencies, which are important for operational funding requirements. We were pleased to see the recent upgrade to our Fitch rating for our operating companies, which reflects our strong credit worthiness, as enhanced by our Minimum Requirements for Own Funds and Eligible Liabilities ("MREL") funding.

As you would expect, Barclays is focused on improving the Baa3 rating of Moody's for Barclays PLC. However, the current rating is not driven by the bank's level of capitalisation as Sherborne has suggested. This is reflected in Moody's most recent credit opinion for Barclays PLC, published in March 2019, where they express a positive view on Barclays' capitalisation:

"Our assigned score of a1 for Capital reflects the group's good regulatory capitalisation: Barclays reported a fully-loaded CRD IV Common Equity Tier 1 capital (CET1) ratio of 13.2% at end-2018, slightly above the median of its global peer group. Barclays' current CET1 ratio is in line with management's target of around 13% and around 150 bps above the end-state Maximum Distributable Amount (MDA) of 11.7%" - Moody's, 5 March 2019

In fact, the primary driver of Barclays PLC's rating is currently statutory profitability. As our strategy continues to deliver, our future statutory earnings should increase closer to our underlying earnings, given all material litigation and conduct charges and restructuring costs are behind us. We believe continued earnings delivery will position us well to strengthen the Moody's holding company rating over time. Indeed, Moody's recently acknowledged Barclays' earnings improvement:

"Barclays profitability, to which we assign a score of b1 in our BCA scorecard, although improving continues to represent the group's key credit weakness" - Moody's, 5 March 2019

The Board believes that Mr Bramson is intent on a further restructuring which would significantly impact statutory profit, which as noted above would be considered a ratings negative and could lead to downward ratings pressure.

Similarly, it is interesting that Sherborne has chosen to focus on credit ratings when the rating agency S&P has in fact commented that Sherborne is unlikely to be additive to our strategy and that Sherborne's very presence is seen as a ratings negative by S&P:

"…we would be surprised if the activist investor was able to contribute to material strategic developments…this relatively unusual status for a large banking group acts as an additional constraint on our business position assessment" - S&P, 21 June 2018

The resilience of Barclays' capital position was reflected in the results of the Bank of England's 2018 Annual Stress Test and the PRA's non-objection to capital instrument redemptions in December 2018.

We passed the Bank of England 2018 stress test and had amongst the lowest drawdown of major peers, reflecting the strength of our diversified business model under stress. The Bank of England stated in the latest stress test report that the 2017 CET1 aggregate position, the starting point for the 2018 test, was "nearly three and a half times higher than before the global financial crisis" and that the stress test demonstrated that the UK banking system is "resilient to deep simultaneous recessions in the UK and global economies".

That "Barclays has evolved from a bank into a holding company with two main banking subsidiaries, Barclays Bank UK PLC and Barclays Bank PLC." - Sherborne Letter

Sherborne appears to be unaware that Barclays PLC has been a non-operating holding company since 1985, when Barclays Bank PLC became the main operating company of the Group. In April 2018, Barclays established a new entity, Barclays Bank UK PLC, as the ring-fenced bank in compliance with UK banks' ring-fencing requirements, creating two main operating subsidiaries from that point.

In accordance with the regulators' preferred approach, Barclays is transitioning to a single-point-of-entry resolution strategy, which requires external loss absorbing debt (which, together with CET1 capital, comprise the MREL) to be issued from Barclays PLC, the holding company, rather than from the operating entities. As such, the external MREL debt issued by Barclays PLC replaces debt previously issued by Barclays Bank PLC and is used to meet regulatory capital and funding requirements of the operating entities. These factors also impact other major UK banks following the implementation of the Bank of England's MREL policy.

So, whilst the Group has changed the main issuing entity of its debt, the overall amount of the Group's debt is largely unchanged. In addition, Sherborne omits to highlight that the funding profile of the Group has become more conservative over time, with a reduced reliance on short-term wholesale funding and an increase in deposits contributing to a lower loan to deposit ratio for the Group.

That "Barclays PLC itself, however, is in a weaker position than its subsidiaries, as it has only some £40 billion of its own eligible shareholders equity and is therefore borrowing the balance of the £90 billion that it has provided to its subsidiaries. The risk to shareholders from the resulting parent company gearing is magnified by the low returns of the CIB, which absorbs the majority of the Group's capital." - Sherborne Letter

What Sherborne refers to as "parent company gearing" is actually debt and equity funding at our holding company, in accordance with regulatory requirements, which is then passed on ("downstreamed") to our operating bank subsidiaries. Barclays had £41.1 billion of CET1 capital as at 31 December 2018 which translated into a CET1 ratio of 13.2%, achieving our CET1 ratio target of c.13%. We then funded the remainder of the c. £90 billion of MREL via debt, just as our peers do and as required by regulation. The loss absorbing debt is downstreamed to the operating subsidiaries to meet their respective MREL requirements, which reflect their respective RWAs. As such, this holding company funding mechanism does not increase risk to shareholders and is not influenced by the returns profile of the CIB.

That the "return on Group tangible equity of 8.5% was achieved only because of non-recurring items that, by our estimate, added more than £700 million to profit before tax for the year" - Sherborne Letter

Sherborne asserts that Barclays' 2018 profit before tax included more than £700 million of non-recurring items, however it provides no detail or explanation as to how it came to that number.

Barclays provides full and accurate disclosure of all material non-recurring items, whether positive or negative. Within our results announcements, we highlight material items or other items of interest we believe are appropriate for investors to have a better understanding of our financial performance. In 2018, this included, among other items (both positive and negative), significant costs for pensions ("Guaranteed Minimum Pensions" or "GMP") and anticipated economic uncertainty in the UK, and income from the settlement of receivables relating to the Lehman Brothers acquisition. We have a stated objective of delivering sustainable returns above our cost of equity and our return targets convey this trajectory.

SHERBORNE MISUNDERSTANDS THE DRIVERS OF THE COMPANY'S VALUATION

That "Barclays' current strategy ... was initiated around the time when Mr John McFarlane, the current chairperson, was appointed in 2015 ... uncontrollable factors, such as Brexit, do not account for Barclays' underperformance." - Sherborne Letter

The Board and management are dissatisfied with our current share price performance. Having completed the restructuring of the Group, we remain focused on the factors we can control, such as investing in our businesses, allocating capital appropriately, managing costs and delivering on our operational targets. We believe that executing on our stated strategy, delivering against our return on equity targets on a sustainable basis, improving cash returns to shareholders (which already started with the increased dividend for the 2018 financial year) and continuing to build tangible book value should put upward pressure on our share price.

We note that Sherborne's letter contains selective use of data when referring to our share price, including time periods (Sherborne uses a time period from 22 April 2015 whereas our Strategy Day was in March 2016) and peer sets (Sherborne uses different peer sets throughout its letter. In certain instances it selectively excludes European investment banks such as UBS, Credit Suisse, BNP Paribas, Société Générale, and Deutsche Bank).

While we are not satisfied with our share price performance, certain macroeconomic and political factors impacting European banks cannot be ignored. Since our March 2016 strategy day, Barclays' share price performance and total shareholder return is towards the median of our peer set7.

The Board remains of the view that the presence of Mr Bramson on the Board would be detrimental to the Company and result in significant disruption to Barclays at a time when our focus should be on executing our strategy and on our plans to improve performance beyond current levels, allowing for continued increased returns to shareholders. Therefore, the Directors continue to recommend unanimously that shareholders VOTE AGAINST the resolution to appoint Mr Bramson as a Director of the Company, as they intend to do in respect of their own beneficial holdings.

4 2018 derivative asset exposures would be £203bn (2017: £217bn) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which the Group holds cash collateral
5 RWA reduction from 2014-2017 of c. £90 billion as per Barclays' 2017 Annual Report. Losses calculated as the cumulative attributable losses after tax for Barclays Non-Core Business Unit from 2014-2017 as per Barclays' 2016 Annual Report and 2017 Annual Report
6 2017 excludes litigation and conduct and DTA re-measurement. 2018 excludes litigation and conduct
7 Peers include BAML, JPM, MS, GS, Citi, RBS, Lloyds, CS, UBS, SocGen, BNP Paribas, and Deutsche Bank.

Exhibit No. 5

Publication of Base Prospectus Supplement

The following base prospectus supplement (the "Prospectus Supplement") has been approved by the UK Listing Authority and the International Securities Market and is available for viewing:

Prospectus Supplement No. 1 dated 26 April 2019 to the Base Prospectus dated 5 March 2019 for the Barclays PLC £60,000,000,000 Debt Issuance Programme (the "Base Prospectus")

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2948X_1-2019-4-26.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Prospectus Supplement available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Prospectus Supplement. In accessing the Prospectus Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE PROSPECTUS SUPPLEMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE PROSPECTUS SUPPLEMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE PROSPECTUS SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Prospectus Supplement and Base Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus Supplement and/or Base Prospectus is not addressed. Prior to relying on the information contained in the Prospectus Supplement and/or the Base Prospectus you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Prospectus Supplement or make an investment decision with respect to any Notes issued or to be issued pursuant to the Base Prospectus and the Prospectus Supplement, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Prospectus Supplement, you shall be deemed to have represented that you and any customers you represent are not a U.S. person (as defined in Regulation S to the Securities Act) or that you are a QIB, and that you consent to delivery of the Prospectus Supplement and any supplements thereto via electronic publication.

You are reminded that the Prospectus Supplement has been made available to you on the basis that you are a person into whose possession the Prospectus Supplement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Prospectus Supplement to any other person.

The Prospectus Supplement does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Prospectus Supplement constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Base Prospectus and the Prospectus Supplement, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Prospectus Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Prospectus Supplement made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 6

Publication of Information Memorandum

The following information memorandum has been submitted to the International Securities Market and is available for viewing:

Information Memorandum dated 30 April 2019 for the Barclays PLC A$10,000,000,000 Debt Issuance Programme.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6445X_1-2019-4-30.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Information Memorandum available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Information Memorandum. In accessing the Information Memorandum, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE INFORMATION MEMORANDUM MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE INFORMATION MEMORANDUM MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE INFORMATION MEMORANDUM IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO. ANY DEBT INSTRUMENTS ISSUED OR TO BE ISSUED PURSUANT TO THE INFORMATION MEMORANDUM RELATING TO THE BARCLAYS PLC A$10,000,000,000 DEBT ISSUANCE PROGRAMME (THE "INFORMATION MEMORANDUM") HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY DEBT INSTRUMENTS ISSUED OR TO BE ISSUED PURSUANT TO THE INFORMATION MEMORANDUM MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Barclays PLC is not a bank or authorised deposit-taking institution which is authorised under the Banking Act 1959 of Australia ("Australian Banking Act"). The Debt Instruments are not obligations of the Australian Government or any other government and, in particular, are not guaranteed by the Commonwealth of Australia. Barclays PLC is not supervised by the Australian Prudential Regulation Authority. An investment in any Debt Instrument issued by Barclays PLC will not be covered by the depositor protection provisions in section 13A of the Australian Banking Act and will not be covered by the Australian Government's bank deposit guarantee (also commonly referred to as the Financial Claims Scheme). Debt Instruments that are offered for issue or sale or transferred in, or into, Australia are offered only in circumstances that would not require disclosure to investors under Parts 6D.2 or 7.9 of the Corporations Act 2001 of Australia and issued and transferred in compliance with the terms of the exemption from compliance with section 66 of the Australian Banking Act that is available to Barclays PLC.

Please note that the information contained in the Information Memorandum may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Information Memorandum) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Information Memorandum is not addressed. Prior to relying on the information contained in the Information Memorandum you must ascertain from the Information Memorandum whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Information Memorandum or make an investment decision with respect to any Debt Instruments issued or to be issued pursuant to the Information Memorandum, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Information Memorandum, you shall be deemed to have represented that you and any customers you represent are not a U.S. person (as defined in Regulation S to the Securities Act) and that you consent to delivery of the Information Memorandum and any supplements thereto via electronic publication.

You are reminded that the Information Memorandum has been made available to you on the basis that you are a person into whose possession the Information Memorandum may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Information Memorandum to any other person.

The Information Memorandum does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Information Memorandum constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Debt Instruments issued or to be issued pursuant to the Information Memorandum, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Information Memorandum has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Information Memorandum made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 7

1 May 2019

Barclays PLC - Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 30 April 2019, Barclays PLC's issued share capital consists of 17,240,956,167 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure (17,240,956,167) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Lisa Bartrip	Tom Hoskin
+44 (0) 20 7773 0708	+44 (0) 20 7116 6927